Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2009

(Commission File No.  000-24876)

TELUS Corporation

(Translation of registrant’s name into English)

21st Floor, 3777 Kingsway

Burnaby, British Columbia V5H 3Z7

Canada

(Address of principal registered offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yesx	☐	No	☒

This Form 6-K consists of the following:

99.1 News release — TELUS 2009 second quarter results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2009
TELUS Corporation

/s/ Audrey T. Ho

Audrey T. Ho
Senior Vice President,
Chief General Counsel and Corporate Secretary